UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

     REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 29 April 2013 (NZ) / 28 April 2013 (U.S.)

Telecom Corporation of New Zealand Limited (“Telecom”)

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(Translation of registrant’s name into English)

New Zealand

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(Jurisdiction of incorporation or organization) Level 2 Telecom Place 167 Victoria Street West Auckland 1010 New Zealand

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): n/a

This report on Form 6-K contains the following:

1. Media Release – Telecom ramps up its data centre and cloud offer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 29 April 2013 (NZ) /	By:	/s/ Laura Byrne
28 April 2013 (U.S.)
	Name:	Laura Byrne
	Title:	Company Secretary

JOINT MEDIA RELEASE 29 April 2013

Telecom ramps up its data centre and cloud offer

Strategic investment into a complementary business

Telecom has today announced it has signed a conditional agreement to acquire privately-owned New Zealand IT infrastructure and data centre company Revera Limited for $96.5 million. The acquisition will add considerable momentum to the long-term growth strategies of Telecom and Revera, improving their capabilities, expanding their market reach and deepening the overall Telecom group offer.

Simon Moutter, Telecom Chief Executive, said, “We’re pleased to have a computing infrastructure company with the track-record and reputation of Revera joining our team and strengthening our group.

“As previously announced, Telecom is refining its business strategy to become a future-oriented, competitive provider of communication, entertainment and IT services delivered over its networks and the Cloud. This acquisition adds a respected brand that deepens our IT services portfolio for business customers, particularly with regards to Cloud services. Both Gen-i and Revera will be better positioned to respond to evolving customer needs in the areas of big data and cloud computing.” The Revera brand will be retained and Revera will continue to run as a standalone business, providing the customers of Gen-i, Telecom’s ICT services division, with immediate access to additional Cloud capabilities and data centre capacity.

Opportunities to collaborate across Gen-i and Revera will be actively explored in order to leverage our combined relationships across our respective client bases and target the best possible customer outcomes.

Gen-i Chief Executive, Tim Miles, said, “This is a fantastic move for Gen-i and for Revera, and more importantly, for our clients. The acquisition matches the future focus of Gen-i, giving us more data centre capacity, more Virtualisation expertise, and more horsepower to support clients. This is one of a number of steps being taken by Gen-i towards becoming more agile, cost-effective and responsive.

“This is all about ensuring we continue to deliver the services our clients need and want to enable their success. We’re refocusing around managed infrastructure services across IT and communications. This is a critical step in fast-tracking our growth and further centring our business on clients and what they most value.” Revera Chief Executive, Robin Cockayne, said, “Ten years ago Revera founders Roger Cockayne and Wayne Norrie put everything on the line to turn a fledgling hosting business into one of New Zealand’s leading computing infrastructure providers. I can think of no better endorsement of Roger and Wayne’s vision and the hard work and commitment of Revera staff than a company of Telecom’s importance staking a chunk of its future on Revera.

“Revera is one of a few cloud-focused infrastructure providers in New Zealand. This focus puts us at the sharp end of the utility IT services market. However, leading this market requires continued development of new data centres and services. We’ve enjoyed spectacular growth. But sustaining our momentum requires new investment and resources. This transaction ticks those boxes and helps Revera to build on its success so far.

Mr Cockayne added, “No single supplier carries all the necessary skills and resources that customers want. With owner Telecom, Revera will broaden its capabilities and as-a-service platform offerings, and will gain the benefits of Gen-i’s sales force selling for us to accelerate our growth. Gen-i’s strengths in mobility and unified communications and Revera’s cloud focus are complementary.

“Telecom has made it clear to us that Revera will continue to operate as a standalone business, serving and leading the market as we do today. Most importantly, Revera will retain its unique company culture and business philosophies. Revera will still be Revera and our customers should expect the same commitment to their immediate satisfaction and future goals,” added Mr Cockayne.

Mr Miles said, “Revera’s strengths totally complement Gen-i’s strengths. Gen-i is an established leading provider of managed infrastructure services from its network of high resiliency data centres, and is delivering new facilities in Christchurch and Auckland. Revera has led the market with its utility computing service offerings, and has additional data centre capacity in Wellington. “Both organisations are market leaders focussed on delivering innovation in the sector and value to our clients. While both Revera and Gen-i will benefit from this move, clients will be the big winners from our combined network of existing and Greenfield data centres and comprehensive suite of Cloud services offerings.”

- ENDS –

Transaction Details

The transaction involves Telecom acquiring 100% of the ordinary shares of Revera Limited. The acquisition value (including debt) is approximately $96.5 million and will be funded by cash and Telecom’s existing borrowing facilities. The transaction is expected to settle in May.

For the year ended 31 March 2013 Revera earned total revenues of approximately $50 million and EBITDA of $13 million. EBITDA is expected to grow by approximately 15% in the next 12 month period to around $15 million. The acquisition is excluded from Telecom’s FY13 Capex guidance of ~$460 million.

Strategic rationale

The transaction has revenue, cost and capital synergies.

Telecom aims to become a future-oriented, competitive provider of communication, entertainment and IT services delivered over its networks and the Cloud – this is consistent with that.

There is an industry wide shortage of premium grade data centres. Data Centre/ Cloud services are a key strategic growth market.

Gen-i gains cost efficient, effective and immediate access to additional specialised Cloud capabilities and data centre capacity, particularly in Wellington.

Revera gains investment in growth and development of its core platforms and its Cloud focused service offerings, plus additional capacity in Auckland and greater sales reach.

Revera offers a very complementary and synergistic service to Gen-i – in terms of data centre locations, culture and market focus.

The combined Revera and Gen-i entity will be a much stronger and more diverse competitor in the market.

Duplication of resource across Revera & Gen-i (where non strategic) will be minimised to achieve lowest total cost.

Alignment of activity across Gen-i & Revera will take place to optimise revenue synergies.

Revera Background

Revera Limited is a leading New Zealand provider of computing infrastructure, data centre and platform services.

Founded in 2002, Revera has around 140 staff and owns and operates five interconnected Type R data centres in Auckland, Hamilton Wellington (2), and Christchurch.

They deliver high-integrity utility computing, complex hosting, outsourcing, enterprise storage and data management services to New Zealand businesses, government agencies and technology partners.

Clients buy Revera services to create and manage ICT stacks for the emerging cloudscape. In 2011 Revera were appointed cross-government Infrastructure-as-a-Service panel provider and currently manage large virtual computing environments and complex hosting for leading private sector and government organisations.

The core services platform – called the Revera Homeland™ Network – comprises five interconnected data centres and VDC® architecture.

More than 200 New Zealand businesses rely on Revera for critical IT services and protection.

Revera Milestones

2002: Revera formed when local managers of Hitachi Data Systems Roger Cockayne and Wayne Norrie bought a controlling 51 per cent stake in the New Zealand operation. The business was renamed Hosting and Data centre Services (HdS) and substantially refocused on complex ICT infrastructure provision 2003: New data centres opened in Auckland and Wellington 2005: Management buyout of minority shareholder Hitachi Data Systems (HDS) completed; Hosting and Data centre Services (HdS) renamed Revera 2005: Revera awarded Innovator of the Year by the Human Resources Institute of New Zealand 2006: Revera takes independent investment and adds new board member; kicks off multi-million dollar upgrade of Albany data centre; signs 160th customer in Ministry of Transport (MOT) 2008: Opens Christchurch and Hamilton data centres; launches Type R super cooled eco pods for high density computing overhaul 2010: MIS Strategic 100 lists Revera as a top-15 strategically important New Zealand IT company

2011: Revera launches Homeland™ services. Revera appointed one of three ICT companies to cross-government Infrastructure-as-a-Service supplier panel

2012:

  Revera opens fifth data centre – a new Tier-3 facility in Upper Hutt’s Alexander Industrial Park, Wellington
  Revera forms the Stack Alliance – a multi-vendor community of local IT software and service providers offering ICT stack choice and flexibility to public sector buyers of laaS
  Revera appointed sole local provider spearheading Microsoft’s Partner Hosted Productivity Cloud (PHPC) in New Zealand
  Revera appointed NetApp Platinum partner and delivers NetApp’s single largest New Zealand order

For media queries, please contact: Richard Llewellyn Head of Corporate Communications +64 (0) 27 523 2362

For investor relations queries, please contact: Mark Laing General Manager Capital Markets & Investor Relations +64 (0) 27 227 5890